Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: June 8, 2018

The following is an excerpt of the transcript of an interview of David M. Cordani, Cigna Corporation's President and Chief Executive Officer, at the Bloomberg Invest Summit.

SPEAKERS:

DAVID CORDANI,
CEO,
CIGNA

JOEL WEBER,
BLOOMBERG

* * *

WEBER:  So you said the word partnership in there.  There's also a deal that happened or is in the process of happening, Express Scripts which started the beginning of the year.  Talk to us about what you saw in Express Scripts.

CORDANI:  So 2017, we refreshed our strategy, rolled out our revised strategy at our investor day, re-upped on our growth plan as we successfully doubled the size of our company over five years, seeking to double the size of the company again, organically, over the next seven to eight years.  That's our strategic objective.

We laid out our M&A priorities, five priorities for the organization, and then we assessed, what were the best, if any, differentiated M&A actions we could take of scale to dramatically accelerate our strategy?

We concluded that globally – because we looked at our global chassis, we concluded that acquiring Express Scripts presented the most significant accelerant, acknowledging it's a highly disruptive environment.  So we didn't wade into that loosely, in a highly disrupted environment.  And it is with a primary objective.  It presents the most significant opportunity to further improve affordability because we have an affordability crisis in this country.

We cannot continue to pay for the rate and pace of cost in our country at its current growth rate, even though health services have lowered the medical cost trend down to maybe 6 percent.  Cigna's delivering about 3 percent or 4 percent.  That's still not sustainable.  We think the marketplace needs to get toward a more pragmatic measure of growth with quality and personalization attached to it, like 2 percent.

Express Scripts presents the ability for us to accelerate that rate of change on a go-forward basis.  It also dramatically expands our addressable market, where they compete and sell business we don't, where we compete and sell business they don't.

And lastly, it does so in a very financially friendly way.  Less-regulated business meaning not traditional insurance business, not that regulation is bad, just not traditional insurance business that you have to put your free cash flow up to underwrite the business.

Secondly, the service expansion, high free cash flow generation; ending, as an example, two years post-close we'll be generating $6-plus billion of free cash flow.  We kind of like that model.  In dynamic, rapidly changing environment to continue to invest...

WEBER:  Seems lucrative.

CORDANI:  … Invest in the future.  It's lucrative.  When you boil it all down, it's still single-digit margin business, right?

But you're dealing with a scale, so you're dealing with $125 billion chassis.  And it's lucrative, like any other business, only if you deliver differentiated value to your clients and customers because there's choices in the marketplace.

Our view is that growth is generated through a basic recipe:  retain, expand, add.  We want differentiated retention level with our clients and customers, because if we're delivering on our promise, we deserve the right to retain an ultra high percentage of our customers.

Expand; if we know our clients and customers and their need set, and you're mining the data, we should be able to make value-added recommendations of what's the -- what are additional alternatives to create value for you.

And then, targeted ads; how do we add additional business that's on strategy where we could delight the customer or client.  And when you feed that, right, then we have a right of delivering a fair return for our shareholders.  By the way, we're proud that we have the industry's highest margin.

By the way, we're proud of the fact between the end of 2009 and the end of 2017 we delivered just shy of 500 percent TSR.  But that's all coming back to working to deliver on our promise to the customer.

WEBER:  So, how did you end up with Express Scripts as your target?  Because that's a vertical integration, right?  And you also -- there were some other companies, Anthem, Humana, that were predecessors of this deal that didn't go through, right?

So, why didn't those happen and how did you end up with Express Scripts?

CORDANI:  Well, let -- maybe take the how we made decision and see if this is helpful.  So, we view strategy in our company as a dynamic, evolving process.  We don't view strategy as an annual refresh exercise.

We don't view it as a few people in the company work on the strategy, we review  it formally, and you kind of have a document, and then you go forward running the business.  So, it's a dynamic, ongoing process.

Two, to be able to feed that dynamism we build our strategy up against forward-looking scenarios, we build tangible, forward-looking scenarios and then we build win and threat strategies against those forward-looking scenarios.  And we try to identify against a key planning scenario, what's the strategy to act against that and how does it feed the alternative scenarios.

And then we often attack it with what we discussed inside the company with red, blue teams, right?  We'll have teams going at the strategies to refute or challenge those in different ways.

WEBER:  How -- how American of you.

CORDANI:  Yes.  We -- we need a third team.

WEBER:  So, the red, blue teams talk to me more about that.  How -- how do you -- how did that -- how does that unfold?

CORDANI:  So -- so, in most cases and -- and in business, they're oftentimes isn't a right answer.  There are choices and there are choices about what you're going to do; and, maybe even more important, what you're not going to do.  And when you're exploring a dynamic marketplace where there's imprecise data, imprecise view of the future et cetera, we like to agitate in our company.

And so, what you do is you go through an exercise.  And what you're trying to find is, are there points of crystallization for yourself.  It's highly developmental for your talent, whether you augment them without resources or not, you're teaching people how to think differently.

You're evolving a culture that's ever-present, learning-based culture.  You're trying to evolve a culture that's a challenge based culture.  That it's OK not to have the right answers, but it's more important to have the right questions and have the right people around you to help you find the better answers.  And then, you feed that dynamically, going forward.

So, back to express, our view of the future is, you have an environment, today, that – rapidly approaching an environment where pharmaceutical costs are almost 25 percent of the overall cost equation.  It wasn't that long ago that it was 10 percent.

Today, of the almost 25 percent, two thirds of it is specialty pharmacy, yet half of that specialty pharmacy is buried in the medical side of the equation, that you have to coordinate with the medical professional to get access to and be able to govern effectively or coordinate effectively for individuals.

WEBER:  Yes.

CORDANI:  So, you guide you guide yourself toward that.  And since information is critical to running any business, especially ours, when you look the Express's business, there are, literally, billions, with a B – billions of additional consumer touch points or interaction points and the data repository that's longitudinal.

So, you get to see an individual more comprehensively because life happens to all of us.  Every one of us has a tailwind blowing behind called aging and health risks.  The key is, with information, can you get ahead of that and predict it?  And we found the ability to predict it helps you improve health, lower health costs.  That's what guided us, how we think about it and what guided us to the asset.

* *  *

WEBER:  Yes.  So, an interesting I noticed was also that share price since that announcement, it came down a little bit.  What – why do you think the marketplace reacted to that deal that way?

CORDANI:  Yes, it came down a bit.

WEBER:  Yes.

CORDANI:  More than a little bit.  You're kind.

(LAUGHTER)

WEBER:  You're welcome.

CORDANI:  Yes, and – and.

WEBER:  What's that about, though?

CORDANI:  And we're a proud corporation.  We're proud of delivering on outstanding results for our shareholders and never want to see a red number attached to the company.  So a couple of things;  one, we surprised the market and as I was told a long time ago, surprises aren't good in business.  But we surprised the market.

One for a noble reason, one was – I'll come for the second one.  The noble reason we started our conversation in October.  We announced it on March 8th.  There was no leak.  That's kind of novel in today's day and age and we're proud of that.  Both companies are proud of the fact that there was zero leak over that longevity.

The second part of the surprise, many parties had written a narrative that we were taking more safe path or a traditional or predictable path if we did a large transaction.  We – we obviously chose not to.  Second we stepped into a marketplace with a narrative around PBMs of which there's no common definition of what a PBM is, is negative, because somehow we've allowed the U.S. narrative to become as simple as the following:  There's a $3.5 trillion industry that no one's happy with and it's not sustainable and the problem is pharmaceutical costs and within the pharmaceutical costs the problems are PBMs.  Well, we think it's more than that.

And lastly, we were jumping off an environment of a really successful track record, right; compounded 30 plus percent TSR for a long period of time.  And now we're going to drive change.  So we disrupted the market.  And to put a cheery on top of the sundae, it's a question through some people's eyes whether or not regulators will approve it.  Because we fall into now the vertical flavor and I'm sure as you all know on June 12th the AT&T decision is scheduled to come out.

So now folks are questioning whether or not this change which they question whether or not the change was necessary, and that's a different word, actually could get across the finish line.  Other than that, it's perfect.

WEBER:  What are you watching for in that decision?

CORDANI:  First we separate our transaction from that transaction because we are two companies operating in different space.  We only overlap in PDP and both companies are single digit market share in PDP.  They're not must have distribution with must have content so long as that narrative is being described.  Clearly now you still step back and you look at it, is a yes or a no and why, right?

And if it's – if it's a yes but with a structural remedy, how deep is the structural remedy?  If you adjust for the structural remedy I think the market place would look at ours pretty cleanly because there's not a lot of structure that it would have to be remedied.  It would view it as OK, the vertical could work but we're the case of basic 30 percent market share otherwise has to play through, the Philadelphia bank case, (ph) that would be an easy one.  If it's a no then the question is going to be why and what's the corollary to us?

WEBER:  So you mentioned the word leaks a moment ago.  What do you think of the Trump Administration?

WEBER:  But really as you watch this, the AT&T decision and then look at your own, it's an unstable marketplace as you used earlier.  What do you think – just how do you feel about the Trump Administration as it relates to the future of healthcare?

CORDANI:  Yes, so I guess stepping back one, we viewed as a company that we have a responsibility to be active in the social narrative relative to healthcare reform.  So pre-ACA my predecessor were actively engaged in Washington.  I maintained that and further extend that.  As we go forward view that the healthcare narrative is a principal-based narrative not a partisan based narrative and engaged on both sides of the aisle -- the prior administration, current administration, both chambers, appointed official or otherwise.

The current Administration, we continue to engage with.  The current Administration has rolled back or evolved some regulatory policy which is positive to expanding choice, from that standpoint.  Beyond that I separate the White House's posture and the DOJ's decision as two separate items.  The DOJ has a responsibility for following through on the antitrust framework; I view that as a separable decision

WEBER:  Are you sure about that?

CORDANI:   That's the role and responsibility and if it's not the courts figure it out right?  And you know the DOJ has a lot of professionals that are engaged in it, they're going through a fact-based look.  Ultimately, what our transaction will demonstrate is the expanded choice, we improve affordability, period, period.  We're not dealing with captive distribution, we're not dealing with bricks and mortar distribution; we're not dealing with owned physician networks.

We're dealing with a transparent environment where we're gaping to improve and to that end, when we announced our transaction, the economics we promised to our shareholders were the administrative efficiencies, the medical pharmacy efficiencies we indicate go back to our customers and clients and we're very clear on that and our S4 (ph) is very clear on that because we want to further improve affordability from that standpoint.

Final bridge to that, the administration's been very clear, the administration has said, overall affordability in healthcare has to improve.  We agree, we said that earlier, it has to improve and whether it's the Federal Government, State Government, employers, individuals, no one's printing enough money to pay for the status quo.

* * *

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a preliminary registration statement on Form S-4 that includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. These materials are not final and may be amended.  Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary registration statement on Form S-4 filed on May 16, 2018 and the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.